                                                                    EXHIBIT 99.1

BLACK BUTTE COAL COMPANY,
A JOINT VENTURE,
AND R-K LEASING COMPANY

Combined Financial Statements
As of December 31, 1999
and December 26, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Venturers and Partners of
Black Butte Coal Company, A Joint Venture, and R-K Leasing Company:

We have audited the accompanying combined balance sheets of Black Butte Coal Company, A Joint Venture, and R-K Leasing Company (collectively, the "Company"), as of December 31, 1999, and December 26, 1998, and the related combined statements of earnings, joint venture and partnership capital (deficit), and cash flows for the fiscal years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Black Butte Coal Company, A Joint Venture, and R-K Leasing Company, as of December 31, 1999, and December 26, 1998, and the combined results of their operations and their cash flows for the fiscal years then ended in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN
Denver, Colorado,
February 2, 2000.

                    BLACK BUTTE COAL COMPANY, A JOINT VENTURE
                             AND R-K LEASING COMPANY

                         COMBINED STATEMENTS OF EARNINGS

       FOR THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 26, 1998




                                              1999             1998
                                          -------------    -------------
COAL SALES                                $ 241,365,217    $ 274,734,855

OPERATING EXPENSES:
    Mining and processing                    23,941,519       19,085,136
    Coal purchases                           60,473,628       62,859,448
    Royalties                                 5,138,406        4,729,666
    Management fee                            1,381,534        1,261,036
    Production taxes and other taxes          6,992,094        6,609,003
                                          -------------    -------------
                                             97,927,181       94,544,289
                                          -------------    -------------
MARGIN                                      143,438,036      180,190,566

CONTRACT CANCELLATION PAYMENTS (Note 5)       5,002,828        3,197,805
                                          -------------    -------------
           Operating income                 148,440,864      183,388,371
                                          -------------    -------------

OTHER INCOME (EXPENSE):
    Interest income                             216,112           94,921
    Interest expense                               (351)         (17,649)
    Gain (loss) on sale of equipment            596,853         (275,655)
    Other                                      (215,141)          24,282
                                          -------------    -------------
                                                597,473         (174,101)
                                          -------------    -------------
           Net earnings                   $ 149,038,337    $ 183,214,270
                                          =============    =============


    The accompanying notes are an integral part of these combined statements.

                BLACK BUTTE COAL COMPANY, A JOINT VENTURE,
                         AND R-K LEASING COMPANY

                         COMBINED BALANCE SHEETS

                 DECEMBER 31, 1999 AND DECEMBER 26, 1998


                                  ASSETS                              1999             1998
                                  ------                          -------------    -------------
CURRENT ASSETS:
    Cash and cash equivalents                                     $   6,596,715    $   1,825,005
    Accounts receivable:
      Trade                                                          13,087,418       20,177,502
      Affiliates                                                         14,644           54,989
                                                                  -------------    -------------
          Total accounts receivable                                  13,102,062       20,232,491

    Inventories:
      Coal                                                            1,851,159        2,633,441
      Parts and supplies                                                154,261           56,770
                                                                  -------------    -------------
          Total inventories                                           2,005,420        2,690,211

    Stripping costs applicable to future periods                      5,028,867        5,479,142
    Other                                                             1,247,519        1,276,174
                                                                  -------------    -------------
          Total current assets                                       27,980,583       31,503,023
                                                                  -------------    -------------

PROPERTY, PLANT AND EQUIPMENT, at cost                              167,637,748      171,544,894
    Less: Accumulated depreciation and amortization                 154,358,311      149,841,934
                                                                  -------------    -------------
          Net property, plant and equipment                          13,279,437       21,702,960
                                                                  -------------    -------------

DEFERRED DEVELOPMENT COSTS, less accumulated
    amortization of $6,522,567 and $6,081,174                           439,970          881,363
OTHER ASSETS                                                          1,664,603        2,574,872
                                                                  -------------    -------------
                                                                  $  43,364,593    $  56,662,218
                                                                  =============    =============

          LIABILITIES AND JOINT VENTURE AND PARTNERSHIP DEFICIT

CURRENT LIABILITIES:
    Accounts payable:
      Trade                                                       $   5,990,628    $   8,397,276
      Affiliates                                                        334,588          717,151
                                                                  -------------    -------------
          Total accounts payable                                      6,325,216        9,114,427

    Current portion of accrued production taxes                       2,748,370        2,436,718
    Accrued royalties                                                   339,612          572,549
    Current portion of accrued reclamation costs (Note 1)             1,472,000        2,433,622
    Other                                                               301,338          339,962
                                                                  -------------    -------------
          Total current liabilities                                  11,186,536       14,897,278

ACCRUED PRODUCTION TAXES                                                972,818          974,800
ACCRUED RECLAMATION AND OTHER MINING COSTS (Note 1)                  55,109,282       52,410,414
OTHER NONCURRENT LIABILITIES                                          7,192,181        6,063,070
                                                                  -------------    -------------
          Total liabilities                                          74,460,817       74,345,562
                                                                  -------------    -------------

COMMITMENTS AND CONTINGENCIES (Notes 3, 5 and 7)
JOINT VENTURE AND PARTNERSHIP DEFICIT                               (31,096,224)     (17,683,344)
                                                                  -------------    -------------
                                                                  $  43,364,593    $  56,662,218
                                                                  =============    =============


  The accompanying notes are an integral part of these combined balance sheets.

                    BLACK BUTTE COAL COMPANY, A JOINT VENTURE

                             AND R-K LEASING COMPANY

     COMBINED STATEMENTS OF JOINT VENTURE AND PARTNERSHIP CAPITAL (DEFICIT)

       FOR THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 26, 1998




                                                      Bitter Creek  Union Pacific
                                         KCP, Inc.        Coal         Minerals         Total
                                      -------------  -------------  -------------   -------------
BALANCE, December 27, 1997            $  (2,005,930) $ (13,545,983) $  11,528,485   $  (4,023,428)
    Capital contributions                 9,219,256      8,250,000        969,256      18,438,512
    Net earnings (loss)                  91,240,923     94,827,288     (2,853,941)    183,214,270
    Withdrawals                        (107,297,812)  (106,770,886)    (1,244,000)   (215,312,698)
                                      -------------  -------------  -------------   -------------
BALANCE, December 26, 1998               (8,843,563)   (17,239,581)     8,399,800     (17,683,344)
    Capital contributions                11,200,000     10,250,000        950,000      22,400,000
    Net earnings (loss)                  74,157,860     76,336,393     (1,455,916)    149,038,337
    Withdrawals                         (92,423,718)   (90,747,499)    (1,680,000)   (184,851,217)
                                      -------------  -------------  -------------   -------------
BALANCE, December 31, 1999            $ (15,909,421) $ (21,400,687) $   6,213,884   $ (31,096,224)
                                      =============  =============  =============   =============


   The accompanying notes are an integral part of these combined statements.

                   BLACK BUTTE COAL COMPANY, A JOINT VENTURE,
                             AND R-K LEASING COMPANY

                        COMBINED STATEMENTS OF CASH FLOWS

       FOR THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 26, 1998


                                                                     1999             1998
                                                                 -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings                                                 $ 149,038,337    $ 183,214,270
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                                9,406,116       11,427,382
        (Gain) loss on sale of equipment                              (596,853)         275,655
        Change in operating assets and liabilities:
          Accounts receivable                                        7,130,429       (4,111,801)
          Inventories                                                  684,791          480,415
          Stripping costs applicable to future periods                 450,275        1,738,615
          Other current assets                                          28,655          236,376
          Other assets                                                 910,269          983,158
          Accounts payable                                          (2,789,211)       2,406,825
          Accrued production taxes                                     309,670          393,131
          Accrued royalties                                           (232,937)          35,303
          Accrued reclamation and other mining costs                 2,584,246        1,574,518
          Other current liabilities                                    (38,625)          45,894
          Other noncurrent liabilities                               1,129,111        1,422,295
                                                                 -------------    -------------
            Net cash provided by operating activities              168,014,273      200,122,036
                                                                 -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                            (1,388,846)      (2,298,349)
    Proceeds from sale of equipment                                    597,500           34,650
                                                                 -------------    -------------
            Net cash used in investing activities                     (791,346)      (2,263,699)
                                                                 -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Capital contributions by venture partners                       22,400,000       18,438,512
    Capital withdrawn by venture partners                         (184,851,217)    (215,312,698)
                                                                 -------------    -------------
            Net cash used in financing activities                 (162,451,217)    (196,874,186)
                                                                 -------------    -------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                            4,771,710          984,151

CASH AND CASH EQUIVALENTS, beginning of year                         1,825,005          840,854
                                                                 -------------    -------------
CASH AND CASH EQUIVALENTS, end of year                           $   6,596,715    $   1,825,005
                                                                 =============    =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for interest                       $         351    $      17,649
                                                                 =============    =============



   The accompanying notes are an integral part of these combined statements.

                   BLACK BUTTE COAL COMPANY, A JOINT VENTURE,

                             AND R-K LEASING COMPANY


                     NOTES TO COMBINED FINANCIAL STATEMENTS



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying combined financial statements include the accounts of Black Butte Coal Company, A Joint Venture, and R-K Leasing Company (collectively the "Company") which are affiliated through common ownership. Significant intercompany accounts and transactions have been eliminated.

General

Black Butte Coal Company is a joint venture formed January 1, 1974, by Bitter Creek Coal Company (a subsidiary of Union Pacific Resources Company) and KCP, Inc., formerly Kiewit Coal Properties Inc. ("KCP") for the purpose of developing, mining and selling coal from properties known as the Black Butte Properties, a surface mine in Sweetwater County, Wyoming. The joint venture expires on the earliest of (i) January 2004, (ii) when the coal reserves of the Black Butte Properties have been fully mined, or (iii) when the venturers mutually agree to terminate the venture. With the exception of a provision regarding certain new tonnage sold, the joint venture agreement provides for the venturers to share equally in net profits and net losses unless the capital contributions of both venturers are not on an equal basis, in which case the share of net profits shall be in proportion to each venturer's interest in the total venture capital. Capital contributions and withdrawals shall be made pursuant to the terms of the joint venture agreement, as amended from time to time, and generally is based on the working capital needs of the joint venture as mutually determined by the venturers. During fiscal 1999 and 1998, each venturer maintained a 50% ownership interest in Black Butte Coal Company.

R-K Leasing Company is a partnership between Union Pacific Minerals and KCP, formed for the purpose of leasing various types of real and personal property including buildings, heavy machinery and equipment. All partnership leases are operating leases with Black Butte Coal Company, A Joint Venture. The partnership expires March 1, 2014, or upon the complete satisfaction of any long-term indebtedness incurred by the partnership, or upon termination or expiration of all equipment or other leases which may be entered into by the partnership, whichever occurs later. The partnership agreement provides for the partners to share net earnings in proportion to each partner's interest in total partnership capital. During fiscal 1999 and 1998, each partner maintained a 50% ownership interest in R-K Leasing Company.

The Company's coal is sold primarily to electric utilities, which burn coal in order to generate steam to produce electricity. Approximately 99.5 percent and 92 percent of the Company's coal sales were made under long-term contracts during fiscal year 1999 and 1998, respectively. The remainder of the Company's sales are made on the spot market where prices are substantially lower than those received from the long-term contracts.

The coal industry is highly competitive. The Company competes not only with other domestic and foreign coal suppliers, some of whom are larger and have greater capital resources than the Company, but also with alternative methods of generating electricity and alternative energy sources. Many of the Company's competitors are served by two railroads and, due to the competition, often benefit from lower transportation costs than the Company which is served by a single railroad. Additionally, many competitors have lower stripping ratios than the Company, often resulting in lower comparative costs of production.

The Company is also required to comply with various federal, state and local laws concerning protection of the environment. The Company believes its compliance with environmental protection and land restoration laws will not affect its competitive position since its competitors are similarly affected by such laws.

KCP owns a 50 percent interest in Decker Coal Company ("Decker") which sells coal to the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments purchased with an original maturity of three months or less and are carried at cost which approximates market due to the short maturities.

Inventories

Inventories of coal, parts and supplies are valued at the lower-of-cost or market. Cost is computed on a currently adjusted average basis.

Stripping Costs Applicable to Future Periods

Costs incurred in the removal of earth to expose coal reserves are deferred and charged to operations when the coal is mined, according to the average stripping ratio for the mine. The average stripping ratio is based on the ratio of the estimated tons of earth to be removed to the estimated recoverable tons of coal.

Depreciation and Amortization

Depreciation and amortization on mining equipment, automobiles and trucks and furniture, fixtures and equipment is provided on the straight-line method based on estimated useful lives of 2 to 25 years. Depreciation on railroad trackage, buildings and improvements, mining facilities and tipple is charged to operations based on the ratio of tons of coal mined to total tons of coal committed under sales contracts. When assets are disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and the net amount, less any proceeds from disposal, is charged or credited to income.

Deferred Development Costs

Development costs incurred to bring new mineral properties into production have been capitalized. These costs are charged to operations, by property, based upon the ratio of tons of coal mined to total tons of coal committed under sales contracts.

Reclamation

The Company follows the policy of providing an accrual for reclamation of mined properties, based on the estimated total cost of restoration of such properties to meet compliance with laws governing strip mining, by applying per-ton reclamation rates to coal mined. These reclamation rates are determined using the remaining estimated reclamation costs and tons of coal committed under sales contracts. The Company reviews its reclamation cost estimates annually and revises the reclamation rates on a prospective basis, as necessary.

Income Taxes

Provision for federal and state income taxes has not been made in the combined financial statements since the liability is that of the venturers and partners and not that of the joint venture or the partnership.

Coal Sales

Coal sales include routine billing and escalation amounts. Claims for additional contract compensation are not recorded until the year in which such claims are allowed.

Fiscal Yearend

During 1999, the Company elected to change from a 52-53 week fiscal year, which ended on the last Saturday in December, to a calendar year. There were 52 weeks in fiscal 1998 and 52 weeks and 6 days in fiscal 1999.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year financial statement presentation.

2.    PROPERTY, PLANT AND EQUIPMENT:

A summary of property, plant and equipment cost at December 31, 1999 and December 26, 1998, is as follows:

                                                     1999            1998
                                                  ------------   ------------
Land                                              $    484,821   $    484,821
Railroad spurs                                         307,310        307,310
Buildings and improvements                          12,017,306     12,017,306
Mine facilities                                     53,144,851     53,144,851
Mine equipment                                     101,006,748    104,914,327
Automobiles and trucks                                 536,405        535,972
Furniture, fixtures and office equipment               140,307        140,307
                                                  ------------   ------------
                                                  $167,637,748   $171,544,894
                                                  ============   ============

3.    PENSION PLAN:

The Company has an obligation to make contributions to the Black Butte Coal Company Pension Plan (the "Plan"), which covers all employees except salaried and office personnel. The amount of required contributions is determined actuarially each year. No contributions were required in 1999 or 1998. The components of the net periodic pension cost (benefit) at December 31, 1999 and December 26, 1998, were as follows:

                                                  1999         1998
                                                ---------    ---------
Service cost                                    $  20,000    $  20,000
Interest cost on projected benefit obligation     666,960      635,411
Expected return on plan assets                   (834,519)    (730,329)
Amortization of transition asset and
    recognized net actuarial (gain) loss          (29,683)        (458)
                                                ---------    ---------

Net periodic pension benefit                    $(177,242)   $ (75,376)
                                                =========    =========

The funded status of the Plan at December 31, 1999 and December 26, 1998, and the related changes for the fiscal years then ended, were as follows:

                                                     1999            1998
                                                 ------------    ------------
Change in projected benefit obligation

Benefit obligation at beginning of year          $ 10,336,891    $  9,171,585
Service cost                                           20,000          20,000
Interest cost                                         666,960         635,411
Actuarial (gain)/loss                              (1,973,772)        740,929
Benefits paid                                        (261,199)       (231,034)
                                                 ------------    ------------
Benefit obligation at end of year                   8,788,880      10,336,891
                                                 ------------    ------------

Change in plan assets

Fair value of plan assets at beginning of year     10,516,787       9,206,629
Actual return on plan assets                        1,187,010       1,541,192
Benefits paid                                        (261,199)       (231,034)
                                                 ------------    ------------
Fair value of plan assets at end of year         $ 11,442,598    $ 10,516,787
                                                 ------------    ------------

Funded status at end of year                     $  2,653,718    $    179,896
Unrecognized transition asset                        (177,529)       (266,294)
Unrecognized net actuarial (gain) loss               (811,586)      1,573,759
                                                 ------------    ------------
Prepaid pension cost                             $  1,664,603    $  1,487,361
                                                 ============    ============


The projected benefit obligation was determined using an assumed discount rate of 8.0 percent and 6.5 percent in 1999 and 1998, respectively, and no increases in compensation were assumed. The expected long-term rate of return on plan assets was 8 percent in both 1999 and 1998. At December 31, 1999 and December 26, 1998, plan assets were invested in guaranteed insurance contracts and mutual funds. On December 31, 1992, the Plan and all benefits under the Plan were frozen and all participants became fully vested. The prepaid pension cost at December 31, 1999 and December 26, 1998, was included in other assets in the accompanying combined balance sheets.

4.    SALES:

Coal sales to significant customers and the respective percentage of total coal sales in fiscal years 1999 and 1998 were as follows:

                                                         1999                                   1998
                                          ----------------------------------    -------------------------------------
                                             Amount                %               Amount               %
                                             ------               ---              ------              ---
Commonwealth Edison Company               $ 197,570,749           82%           $234,912,238            86%

PacifiCorp                                $  25,528,430           11%           $ 23,310,370             8%

5.   COMMITMENTS:

Mineral Properties

The Company has acquired land, leases, or assignment of leases for approximately 58,427 acres of coal reserves. One agreement provides for royalty and overriding royalty payments based on the tons of coal mined or sold from the various properties, including certain minimum tons over the life of the agreements. The Company has included an accrual of approximately $7 million in other non-current liabilities for estimated potential additional amounts. These lease agreements expire or are due for renegotiation from 2000 through 2006.

Sales Contracts

In prior years, the Company and Commonwealth Edison Company ("Commonwealth") entered into various agreements which stipulated Commonwealth's coal purchase and payment terms. On December 6, 1999, the Company and Commonwealth signed amendments stipulating revised semi-monthly payment amounts in lieu of Commonwealth's remaining purchase commitments. The semi-monthly payment amounts are equal to the profit margin which would have been earned by the Company had Commonwealth maintained their original purchase commitments. As a result of these amendments, Commonwealth paid the Company $997,938 during 1999 for the profit margin on a portion of December commitments. This amount was included in contract cancellation payments in the 1999 combined statement of earnings. After 2000, all of Commonwealth's obligations to purchase coal from or make contract settlement payments to the Company will terminate.

In addition to the cancellation of the Commonwealth purchase commitments discussed above, during fiscal 1999 and 1998, the Company received $4,004,890 and $3,197,805, respectively, in consideration for the cancellation by another customer of ten and eight months, respectively, of purchase commitments under a sales contract.

The Company also has other sales commitments, including those with Sierra Pacific, Solvay Minerals Inc., Idaho Power and PacifiCorp, that provide for the delivery of approximately 18.2 million tons through 2005. On January 1, 1999, the Company signed a seven-year agreement with Idaho Power and PacifiCorp to provide for the delivery of up to 2.75 million tons per year through 2005, which is included in the aforementioned sales commitments.

The sales contracts provide that the per ton sales price of coal will be adjusted on a current basis for changes in indices and certain cost items. Certain escalation costs are billed at the close of each contract year. In the event that these customers do not fulfill the contractual responsibilities, the Company would pursue the available legal remedies.

In the opinion of management, the Company has sufficient coal reserves to cover the above sales commitments. Sales to these customers account for substantially all of the Company's revenue.

As the current sales agreements expire, a higher proportion of the Company's sales will occur on the spot market where prices are substantially lower than those in the aforementioned agreements.

6.    TRANSACTIONS WITH RELATED PARTIES:

Management Fee

Under the terms of the joint venture agreement, a management fee is to be paid to KCP for its costs of managing the Company. These fees were $1,381,534 and $1,261,036 in fiscal 1999 and 1998, respectively. The management fee is three percent of gross coal sales on mined coal and three percent of the margin on coal purchased from an affiliate. Accrued management fees to KCP as of December 31, 1999 and December 26, 1998, were $88,418 and $111,274, respectively and are included in accounts payable - affiliates in the accompanying combined balance sheets.

Royalties

In connection with certain leases of mineral properties described in Note 5, royalties of $2,286,237 and $2,062,138 in 1999 and 1998, respectively, were earned by affiliates of the venturers and included in royalties expense in the accompanying combined statements of earnings. Accrued royalties to affiliates of the venturers as of December 31, 1999 and December 26, 1998 were $114,350 and $242,118, respectively.

Purchased Coal

The Company purchased coal of approximately $26.2 million in 1999 and $20.2 million in 1998 from Decker Coal Company, which is partially owned by KCP.

Other

Other amounts due to affiliates of the Company for working capital and related items and included in accounts payable - affiliates in the accompanying December 31, 1999 and December 26, 1998 combined balance sheets were $246,170 and $605,877, respectively.

7.    OTHER MATTERS:

The Minerals Management Service, an agency of the United States Interior Department ("MMS") and the Montana Department of Revenue ("MDOR") have conducted audits and issued assessments to a KCP affiliate (the "Supplier") for additional royalties and production taxes, respectively, in connection with coal produced and sold under contract to the Company prior to 1993. The MMS and MDOR claim that the contracts were not at arm's length, and the Supplier appealed such assessments. The Supplier has previously appealed to the Director of the MMS, and intends to pursue additional appeals in the event of any adverse decisions from the Director of the MMS, if and when that occurs. During 1998, a Montana state district court ruled in favor of the MDOR. However, the Supplier appealed that decision to the Montana Supreme Court, where the case is pending. At December 31, 1999, the estimated additional royalties and production taxes assessed by the MMS and MDOR that would affect the Company, including interest, are approximately $13.4 million and $30.3 million, respectively. In the event of any adverse outcome, the Supplier will obtain reimbursement from the Company pursuant to certain indemnifications in the coal contract with such Supplier.

The Company has not reflected any estimated liability related to any of these assessments in its combined balance sheets or statements of earnings. Any estimated liabilities related to these assessments are recorded in the respective financial statements of the venture partners.

The Company is also involved in various lawsuits, claims, regulatory, and environmental proceedings incidental to its business.

The Company previously insured for Black Lung disease with a captive insurance company. This captive insurance company was liquidated in 1996. The Company is now self-insured and has established an accrued liability of approximately $658,000 for estimated claims for Black Lung as of December 31, 1999 and December 26, 1998.